Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI ON TRACK AS IT PREPARES FOR COMPLETION OF UNDERGROUND MINE

Kinshasa, DRC, 16 October 2017 – The Kibali gold mine remains on track to achieve its production target of 610 000 ounces this year as its underground operations and the integration and automation of the vertical shaft enters the final commissioning and automation stage, Randgold Resources chief executive Mark Bristow said here today. The mine is anticipating a significant increase in production once the final shaft commissioning, which remains on a tight schedule, has been completed.

At a briefing for local media, Bristow said in spite of the high level of activity at the mine, there had been a significant improvement in the safety statistics, with its total injury frequency rate continuing to decrease and lost time injury frequency rate down to 0.31 per million hours worked in the September quarter.

Following the anticipated completion of the underground mine in the fourth quarter, the only major capital project still in the works would be Kibali’s third new hydropower station, currently being constructed by an all-Congolese contracting team. Bristow said the availability of self-generated hydropower and the mine’s high degree of mechanisation and automation were important factors in Kibali’s ability to sustain its profitability throughout the ups and downs of the gold price cycle.

To date, over $2 billion has been spent on acquiring and developing Kibali, of which the majority had been paid out in the form of taxes, permits, infrastructure and payments to local contractors and suppliers.

“With capital expenditure tapering off, Kibali should now be preparing to pay back the loans taken to fund its development. We are concerned, however, that its ability to do so will be impeded by the increasing amount of debt – currently standing at over $200 million – owed to the mine by the government. TVA refunds, excess taxes and royalties in violation of the country’s mining code, make up the bulk of this amount,” Bristow said.

Another troubling development was the recent re-introduction to parliament by the Ministry of Mines of a proposed new mining code which is exactly the same as the one the government withdrew in 2015 after it was comprehensively demonstrated that it would seriously damage or even destroy the Congolese mining industry.

“Randgold has proven and continues to prove that it is committed to the DRC and to the development of a gold mining industry capable of making a substantial and lasting contribution to the country’s economy. Despite all the challenges, including the volatile political climate and a deteriorating economy, we continue to invest here. Our exploration teams are searching for our next big discovery in the greenstone belt of the north-eastern DRC. In line with our local supply strategy, Kibali spent approximately $40 million with Congolese contractors in the past three months alone. We are developing substantial agribusiness and other community projects. And perhaps most important, we invest in the training and empowering of Congolese nationals, who already make up most of the Kibali management team, thus making a contribution of incalculable value to the expansion of the country’s skills base,” Bristow said.

“The DRC has all the materials for building a sustainable mining industry but that will require a fully committed partnership between the government on the one hand and the mining companies on the other. Despite recent indications to the contrary, we remain confident that such a partnership is within reach, and that the government will see the critical importance of maintaining a stable, investor-friendly fiscal and regulatory environment for the country’s mining sector. In this regard, we would welcome the opportunity to work with the government in jointly selecting an independent group of experts to benchmark the DRC mining code and its fiscal framework and to model the impact of the new proposed code, which we believe will be damaging to the development of the industry.”

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com
Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

ABOUT KIBALI:

The Kibali gold mine is located in the northeast of the Democratic Republic of Congo (DRC), approximately 300 kilometres to the east of Isiro, the capital of the Haut-Uele Province, 180 kilometres west of the Ugandan border town of Arua and 1 800 kilometres from the Kenyan port of Mombasa. Kibali and its associated mining permits is owned by Kibali Goldmines SA (Kibali) which is a joint venture company between Randgold (45%), AngloGold Ashanti Limited (45%) and SOKIMO (10%). First gold was poured in the third quarter of 2013 from open pit operations and underground operations are expected to be fully commissioned in 2017. The mine was developed and is operated by Randgold.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.